

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2010

Glade M. Knight
Chairman and Chief Executive Officer
Apple REIT Ten, Inc.
814 East Main Street
Richmond, VA 23219

> **Re: Apple REIT Ten, Inc.**
> **Amendment No. 2 to Registration Statement on**
> **Form S-11**
> **Filed November 23, 2010**
> **File No. 333-168971**

Dear Mr. Knight:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Compensation, page 35

1.   We note your response to comment 28 of our letter dated November 12, 2010 that you do not consider the classification between acquisition and operational fees to be significant when considering your reimbursements. If you do not make such distinctions between the two types of fees, please revise to clarify how you determine whether you have exceeded the limitations disclosed on page 39. Also, please revise to include reimbursements to AFM in your acquisition phase disclosure on page 35.

2.   In the event of the maximum amount raised, we note that you have estimated $5 million per year in asset management fees and $2 million per year in reimbursements to AFM. From your disclosure in Table II on page 117, we note that the reimbursements were greater than the advisory fees for all of the prior programs except Apple REIT Six, where

reimbursements were approximately 28% less than the advisory fees. As such, please clarify how you determined the estimated fees as they appear inconsistent with the prior programs' experiences.

Cost-Sharing Arrangements and Reimbursements to Apple Fund Management, page 41

3.   We note your supplemental response submitted in response to comments 11 and 14 in our letter dated November 12, 2010; however, it remains unclear the business purpose of not contracting directly with AFM, at least initially, since they are actually the party managing your operations. Please revise to clarify. Also, please revise to clarify if AFM would be responsible in the event of a breach of fiduciary duty or the advisory agreement. If not, discuss whether your advisors will have sufficient assets with which to remedy such breaches.

4.   We note your revised disclosure in response to comment 13 in our letter dated November 12, 2010. Please revise to better explain how you plan to track the "estimated time expended" by AFM's employees in carrying out functions for the company. You disclose that the allocation is made by the "management of the several REITs." Please clarify how this allocation is determined considering the lack of formal recordkeeping. Also, please revise to discuss how the initial amount that is then allocated is determined. Is the total amount solely the sum of personnel salaries and general and administrative expenses or is a profit or margin built into the total that is then allocated?

Competition Between Us and Glade M. Knight and Other Companies…., page 46

5.   We note your response to comment 17 and the revised disclosure that you will not begin your offering until Apple REIT Nine has completed its offering. It is not clear how that fact would eliminate any possibility of you acquiring properties at the same time that Apple REIT Nine or any other program is acquiring properties. Please revise to clarify. Will you only begin acquiring properties when all other programs have expended their offering proceeds? If not, please clarify if multiple Apple entities can bid on the same properties and whether personnel that provide services for multiple programs would determine the bid prices for competing programs.

General Philosophy, page 66

6.   We note your response to comment 21 and the revised disclosure that the officers of AFM will not be compensated by you, except through reimbursements. However, your references to your compensation philosophy are unclear. Please clarify. Are you referring to AFM's compensation philosophy?

7.   In order for shareholders to understand the compensation considerations, please confirm if you will provide disclosure of the total amount of costs incurred by AFM, your specific allocation, and how that allocation was determined in applicable filings made after effectiveness.

Apple Ten Advisors and Apple Suites Realty, page 68

8.   We reissue comment 22 in our letter dated November 12, 2010 in part. You continue to indicate that your advisors will be staffed to fully serve you even though the disclosure immediately following it contradicts such statement. Please revise to reconcile your disclosure regarding your advisors' staffing.   Also, please revise the third to last bullet point on page 6 to clarify the reliance on AFM.

Table III: Operating Results of Prior Programs, page 117

9.   We note your response to comment 32 and the revised disclosure that your distributions were sourced from "other" instead of solely from your operations, as previously disclosed. It remains unclear how your prior programs sourced their distributions when it exceeded operating cash flows. Please revise to clarify, if true, that such shortfalls were sourced from offering proceeds and/or other financings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Senior Counsel

cc: Martin B. Richards, Esq.
        David F. Kurzawa, Esq.
        McGuireWoods LLP *(via facsimile)*